UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MRU Holdings, Inc.

(Name of Issuer)

Common Stock ($0.001 par value)

(Title of Class of Securities)

55348A102

(CUSIP Number)

March 12, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55348A102		Page 2 of 5 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nomura Credit & Capital Inc. 13-4012258

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	(a) Name of Issuer:

MRU Holdings, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1114 Avenue of the Americas
New York, New York 10036

Item 2.	(a) Name of Persons Filing:

Nomura Credit & Capital, Inc.

(b) Address of Principal Business Office :

2 World Financial Center, Building B
New York, New York 10281

(c) Citizenship:

Delaware

(d) Title of Class of Securities:

Common Stock ($.001 par value)

(e) CUSIP Number:

55348A102

Item 3.	(a) - (j)

Not Applicable

Item 4.	Ownership:

Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2007

NOMURA CREDIT & CAPITAL, INC.

By:	/s/ Robert Leifer
Name: Robert Leifer
Title:Director